UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number: 1–14315

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCI 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCI Building Systems, Inc.

10943 North Sam Houston Parkway West

Houston, Texas 77064

NCI 401(K) PROFIT SHARING PLAN

December 31, 2006 and 2005

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and 401(k) Benefits

    Administration Committee

NCI 401(k) Profit Sharing Plan

We have audited the accompanying Statement of Net Assets Available for Benefits of NCI 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2006 and 2005 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held (at end of year) and delinquent participant contributions as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina L.L.P.

Houston, Texas

June 21, 2007

NCI 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Cash, non-interest bearing	$336,324	$11,411

Investments, at fair value:
Registered investment companies (mutual funds)	80,569,247	34,732,963
Common collective trusts	77,234,300	39,216,448
NCI Building Systems, Inc. common stock	46,400,085	38,221,465
Participant loans	10,742,515	6,701,649

Total investments	214,946,147	118,872,525

Receivables:
Employer’s contribution	4,738,466	3,392,123
Participants’ contributions	311,901	59,667
Investment income	382,919	—

Total receivables	5,433,286	3,451,790

Total assets	220,715,757	122,335,726
Liabilities
Other	—	41,246
Net Assets Available for Benefits at Fair Value	220,715,757	122,294,480
Adjustment From Fair Value to Contract Value for Fully Benefit-responsive Investment Contracts	343,465	260,766

Net Assets Available for Benefits	$221,059,222	$122,555,246

The Accompanying Notes are an Integral Part of these Financial Statements

NCI 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Investment Income
Net appreciation in fair value of investments	$21,914,673	$9,250,870
Interest and dividends	951,773	348,545

Total investment income	22,866,446	9,599,415

Contributions
Employer – cash	8,190,523	4,257,114
Employer – non-cash	—	1,877,604
Participants	11,292,315	7,996,293
Rollovers	778,778	882,708

Total contributions	20,261,616	15,013,719

Other Additions
Other income	—	181,218

	—	181,218

Total additions	43,128,062	24,794,352

Deductions
Benefits paid directly to participants	14,583,829	10,037,540
Administrative expenses	52,985	43,276

Total deductions	14,636,814	10,080,816

Increase in net assets available for benefits before transfer from merged plan	28,491,248	14,713,536

Transfer from merged plan	70,012,728	—

Increase in Net Assets Available for Benefits	98,503,976	14,713,536
Net Assets Available for Benefits, Beginning of Year	122,555,246	107,841,710

Net Assets Available for Benefits, End of Year	$221,059,222	$122,555,246

The Accompanying Notes are an Integral Part of these Financial Statements

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1: Description of the Plan

The following description of NCI 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the plan administrator.

General

The Plan is a defined contribution plan covering all eligible employees of NCI Building Systems, Inc. and its affiliates (the Company) who have completed three months of service, are employed on the first day of the calendar quarter, and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Merger

In May of 2006, the Company approved the merger of the Robertson-Ceco Savings Plan into the Plan, effective July 31, 2006. As a result, all investments and participant loans were transferred from Robertson-Ceco Savings Plan into the Plan on that date.

Contributions

Participants may contribute a minimum of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. Highly compensated employees may defer only up to such percentage of their compensation as determined from time to time by the Plan administrator. The Company contributes to the Plan a matching amount equal to 66.67% of the employee’s contribution to the Plan up to 6% of the participant’s eligible compensation. Additional amounts may be contributed depending upon the Company’s annual return on assets. The Company contribution is made in Company stock or cash. Participants direct the investment of their contributions as well as the Company’s contribution into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, common/collective trust funds, and the NCI Company Stock Fund as investment options for participants.

Employer contributions of stock are valued at fair market value as quoted on the exchange on the match date. During the year ended December 31, 2005, the Plan’s sponsor contributed $1,877,604, which represented 52,373 shares.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations of expenses are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after 6 years of continuous service. In addition, any former employee of Robertson-Ceco Corporation who was a participant in the Robertson-Ceco Savings Plan as of July 31, 2006 and who became a participant in the Plan on August 1, 2006 as a result of the merger of the plans, is fully vested in all accounts maintained by the Plan for such participant.

A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or attaining age 65; otherwise, non-vested balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses and to reduce employer matching contributions. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $51,548 and $77,746, respectively. During 2006 and 2005, employer contributions were reduced by approximately $339,000 and $283,000, respectively, from forfeited non-vested accounts.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his account, NCI Common Stock for the value of the NCI Stock Fund, or subject to minimum distribution rules described in the Plan, continue in the trust in such a manner as though the employee had not terminated his eligibility (if the participant’s account balance is greater than $5,000, excluding rollover contributions).

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 (as adjusted in accordance with the Plan to take into account loans outstanding to a participant during the prior one-year period), or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants’ account and bear interest at rates that are commensurate with local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Distributions to participants are recorded when paid.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

Valuation of Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Investment Income

Investment income includes the net appreciation or depreciation in the fair value of the Plan’s fair value investments, consisting of realized and unrealized gains and losses. Investment income also includes interest income related to the Plan’s guaranteed investment contracts, which is included in the net appreciation in the contract value of the investment. Dividend and interest income from investments are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive, and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements and applies to reporting periods beginning after November 15, 2007. Based on current assets held by the Plan, the Plan’s management does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements.

Plan Tax Status

The Plan obtained its latest determination letter on August 2, 2006, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3: Investments

The following table presents the Plan’s investments. Investments that represent 5% or more of total plan assets are separately identified.

	2006	2005
NCI Building Systems Inc., common stock 896,620 and 899,752 shares, respectively	$46,400,085	$38,221,465
AXP S&P 500 Index Fund	—	7,933,409
AXP Growth Fund	—	7,069,700
Neuberger Berman Partners	—	6,315,133
Templeton Foreign	—	6,357,390
AET Income Fund II	—	27,060,967
RVS Retirement PLUS 2040	13,579,435	—
RVST Equity Index Fund I	27,573,151	—
NCI Blended Stable Value Fund	46,281,671	—
Participant loans bearing interest at 4.75% to 9.25%	10,742,515	6,701,649
Investments under 5%	70,369,290	19,212,812

Total investments	$214,946,147	$118,872,525

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

During the years ended 2006 and 2005, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $21,914,673 and $9,250,870, respectively, as follows:

	2006	2005
Common stocks	$8,409,937	$4,956,544
Mutual Funds	8,868,673	2,574,551
Common / collective trust funds	4,636,063	1,719,775

Net appreciation in fair value	$21,914,673	$9,250,870

Interest and dividends realized on the Plan’s investments for the years ended 2006 and 2005 were $951,773 and $348,545, respectively.

Note 4: Contract with Insurance Company

In 2006, the Plan entered into a benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual). The investment contract is included in the NCI Blended Stable Value Fund. MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than four percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields	2006	2005
Based on actual earnings	4.75%	—
Based on interest rate credited to participants	4.75%	—

The Plan does not allow participants to make any additional contributions to this investment contract.

Note 5: Related Party Transactions

The Plan invests in shares of mutual funds managed by Ameriprise Trust Company (formerly American Express Trust Company), which is the trustee and the record keeper of the Plan. Additionally, the plan invests in shares of the Company’s common stock and participant loans. Such transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; thus, these transactions are permitted.

Fees paid by the Plan for trustee and recordkeeper services amounted to $25,650 and $19,674 for the years ended December 31, 2006 and 2005, respectively.

The Plan incurs expenses related to general administration. The plan sponsor pays these expenses and certain accounting fees relating to the Plan.

Note 6: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 7: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005, to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$221,059,222	$122,555,246
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(343,465)	—

Net assets available for benefits per Form 5500	$220,715,757	$122,555,246

Net appreciation in fair value of investments per the financial statements	$21,914,673	$9,250,870
Net appreciation in fair value of investments per the Form 5500	21,571,208	9,250,870

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	$343,465	$—

Supplemental Schedules

NCI 401(k) Profit Sharing Plan

EIN 76-0127701 PN 001

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Years Ended December 31, 2006 and 2005

Identity of Party Involved	Relationship to Plan	Description of the Issue	Amounts corrected outside VFCP (Voluntary Fiduciary Correction Program)*
NCI Building Systems, Inc.	Employer	NCI Building Systems, Inc. failed to timely remit (as determined under DOL regulations) participant contributions for the month ended December 31, 2006 to the trust containing assets of the Plan.	$24,053
NCI Building Systems, Inc.	Employer	NCI Building Systems, Inc. failed to timely remit (as determined under DOL regulations) participant contributions for the month ended December 31, 2005 to the trust containing assets of the Plan.	$137

*	The Plan accounts of affected participants have been credited with earnings to make up for amounts that could have been earned on the participant contributions had they been deposited to the Plan’s trust on a timely basis.

NCI 401(k) Profit Sharing Plan

EIN 76-0127701 PN 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a) (b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value***
*	RVST EQUITY INDEX FUND I	RVST Collective Funds-Equity**	$27,573,151
*	RVST SMALL CAP VALUE FUND II	RVST Collective Funds-Equity	2,578,625
	PIMCO TOTAL RETURN FUND (ADMIN)	Mutual Funds-Fixed	5,072,896
	OAKMARK EQUITY AND INCOME FUND (I)	Mutual Funds-Balanced	6,882,459
*	RVS RETIREMENT PLUS 2010 (CLASS Y)	Mutual Funds-Balanced	3,672,951
*	RVS RETIREMENT PLUS 2020 (CLASS Y)	Mutual Funds-Balanced	4,161,432
*	RVS RETIREMENT PLUS 2040 (CLASS Y)	Mutual Funds-Balanced**	13,579,434
*	RVS RETIREMENT PLUS 2030 (CLASS Y)	Mutual Funds-Balanced	3,388,871
	COLUMBIA ACORN FUND (CLASS Z)	Mutual Funds-Equity	1,603,480
	HARTFORD GRO OPPORTUNITIES HLS (IB)	Mutual Funds-Equity	6,513,626
	NEUBERGER BERMAN PARTNERS FD (TRUST)	Mutual Funds-Equity	6,926,804
	OPPENHEIMER SM & MID-CAP VAL (Y)	Mutual Funds-Equity	4,082,478
*	RVS DIVERSIFIED EQUITY INCOME R4	Mutual Funds-Equity	4,068,381
*	RVS GROWTH FUND CLASS R4	Mutual Funds-Equity	7,926,058
	EUROPACIFIC GROWTH FUND (CLASS R-4)	Mutual Funds-Int’l	3,012,187
	TEMPLETON FOREIGN FUND (A)	Mutual Funds-Int’l	9,556,204
*	NCI BUILDING SYSTEMS, INC.	Common Stock **	46,400,085
*	RVST MONEY MARKET FUND I	Collective Funds	800,853
	NCI BLENDED STABLE VALUE FUND	Collective Funds**	46,281,671
	PRINCIPAL FINANCIAL GROUP INSURANCE	Individual Contracts	121,986
*	PARTICIPANT LOANS	Loans to participants bearing interest at rates ranging from 4.75% to 9.25%**	10,742,515

			$214,946,147

*	Indicates a party-in-interest as defined by ERISA
**	Represents investment comprising at least 5% of net assets available for benefits
***	Cost information is not presented because all investments are participant directed

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI BUILDING SYSTEMS INC.
(as administrator of the NCI 401(k) Profit Sharing Plan)

DATE: June 22, 2007	By:	/s/ Mark E. Johnson
	By:	Mark E. Johnson
	Title:	Vice President, Controller and Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm